SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

 CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 23, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 23, 2018, the Company reports that on April 20, 2018 it has acquired common shares and GDS, each representing ten common shares, as described in the following chart:

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
04/20/2018	04/24/2018	CRES	ARS	42.091369	16,417.00	ARS	691,014.00
04/20/2018	04/24/2018	CRESY	USD	21.000000	15,000.00	USD	315,000.00

To this date, the company has repurchase the equivalent to a total of 7,980,603 Cresud common shares, representing approximately 68.2% of the approved program.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
April 23, 2018